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UBS Strategy Seminar :
UBS Warburg
Global Financial Services

Markus Granziol
Chairman & CEO, UBS Warburg



Caution concerning forward-looking statements

As in most presentations, all the following discussions today contain forward-looking statements, and our actual results may differ materially from those discussed here. These forward-looking statements are found in various places throughout these presentations and include, without limitation, statements concerning the financial conditions, results of operations and businesses of UBS and PaineWebber and, assuming the consummation of the merger, a combined UBS and PaineWebber, as well as the expected timing and benefits of the merger. While these forward-looking statements represent our judgments and future expectations concerning the development of our business and the timing and benefits of the merger, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, those listed in UBS's 1999 Annual Report on Form 20-F and PaineWebber's 1999 Annual Report on Form 10-K, as well as the failure of the UBS or PaineWebber stockholders to approve the transaction; the risk that the UBS and PaineWebber businesses will not be successfully integrated; the costs related to the transaction; the inability to obtain, or meet conditions imposed for, governmental approvals for the transaction; the risk that anticipated synergies will not be obtained or not obtained within the time anticipated; and other key factors that we have indicated could adversely affect our businesses and financial performance contained in our past and future filings and reports, including those with the United States Securities and Exchange Commission (the "SEC"). Additional information concerning factors that could cause such a difference can be found in UBS's Second Quarter 2000 Report and other filings made by UBS or PaineWebber with the SEC. Neither UBS or PaineWebber is under any obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise. ANY FORWARD-LOOKING STATEMENTS MADE WITH REGARD TO PAINEWEBBER IN THESE PRESENTATIONS ARE SUBJECT TO THE SUCCESSFUL COMPLETION OF THE MERGER.

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Further information about proxy materials

UBS and PaineWebber have filed a proxy statement/prospectus and other relevant documents concerning the merger with the SEC. WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors are able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by UBS are available free of charge from Investor Relations, UBS, Stockerstrasse 64, Zurich, Switzerland. Documents filed with the SEC by PaineWebber are available free of charge from Assistant Secretary, Geraldine Banyai, 1285 Ave of the Americas, New York, New York 10019.

PaineWebber and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the security holders of PaineWebber in favor of the merger. The directors and executive officers of PaineWebber include the following: D. B. Marron; M. Alexander; S. P. Baum; E. G. Bewkes, Jr.; R. Braun; R. A. Dolan; F. P. Doyle; J. T. Fadden; J. J. Grano; J. W. Kinnear; R. N. Kiyono; T. A. Levine; R. M. Loeffler; E. Randall III; H. Rossovsky; K. Sekiguchi; R. H. Silver; M. B. Sutton; and J. R. Torell. Collectively, as of February 4, 2000, the directors and executive officers of PaineWebber may be deemed to beneficially own approximately 4.8% of the outstanding shares of PaineWebber common stock. Security holders of PaineWebber may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus.

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Contents

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Strategic positioning

SECTION 1

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Current position

UBS Warburg is a leading global financial services firm, providing a full spectrum of products to affluent and high net worth private clients, intermediaries, institutional and corporate clients globally

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Strategic goals

UBS Warburg has two fundamental strategic goals

We want to be globally the number one financial services provider for institutional investors and affluent private clients

We want to be globally the quality investment bank of choice for corporate clients

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UBS Warburg core assets—post PaineWebber

UBS Warburg's competitive position and growth in profitability will be driven by three core assets:

♦ Top tier capabilities in investment banking

— We intend to further grow our corporate business across the full range of services by leveraging on our core strengths in distribution power, financial advice and content

♦ Leading relationship-enhancing technology

— We empower clients and financial advisors

— Our goal is to deepen client relationships and strengthen the link between advisors and their clients

— Unlike many competitors, our technology will be embedded in an advisor-centric model.

♦ Unrivalled content and global distribution power

— The global reach, breadth and diversification of our direct access to investors - both private and institutional - is unmatched amongst competitors

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PaineWebber will be transformational

The PaineWebber merger will bring UBS Warburg an enhanced platform in the US and further solidifies UBS Warburg's leading global position, while expanding PaineWebber's products and services as well as opening up a new global client base

♦ PaineWebber US Private Client management and products/services can be globally leveraged allowing UBS Warburg to target the global core affluent[1] client segment - a major strategic move to build a top tier global private client business

♦ UBS Warburg brings global content (global research, structured products private equity, liability products, etc.) to an ever more demanding global private client base - a major strategic move to deliver "investment banking" content to private clients globally

♦ PaineWebber complements the existing US strengths of UBS Warburg's institutional business - adding skills in US equities research and specialised products in fixed income - significantly strengthening our capabilities with our US institutional investor client base

♦ The integration of PaineWebber and UBS Warburg is viewed as straightforward, with minimal risks and unlikely to have any negative impact on client relationships

Note:
1 Households with investable assets in excess of US$500k

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PaineWebber integration status

The PaineWebber integration planning has progressed rapidly and successfully

- ◆ Jul 12th   Merger Announced

- ◆ Jul 14th   Integration Team established

- ◆ Integration Planning
  - — Capital Markets - US Equities, US Fixed Income and US Corporate Finance business structures confirmed
  - — Private Clients - Integration and business planning process well advanced

- ◆ Regulatory Issues / Shareholder Approval
  - — Aug 12th   US Anti-Trust Clearance Received
  - — Sep 7th   UBS Extraordinary General Meeting
  - — Oct 23rd   PaineWebber Special Shareholders Meeting

- ◆ Sep 21st   UBS Warburg Organisational Structure Confirmed

- ◆ Nov   Expected Completion

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Post merger organisation

The post-merger organisational structure is designed to allow maximum focus on client segment needs, and all efforts will be made to extract as many synergies as possible


UBS Warburg — Chairman & CEO
M Granziol
Chief Operating Officer
J Costas
Regional Head Asia Pacific
C Standish
Corporate & Institutional Clients and Private Equity Division
CEO—M Granziol
Corporate Finance
R Tapner / R Gillespie
Private Equity
(UBS Capital)
P de Weck
Equities
C Buchan
Fixed Income
J Costas
Treasury Products
J Costas
Controls / Logistics
M Granziol / J Costas
1,500 e-services & UBSW PC employees
1,600 Capital Markets employees
Private Clients and Asset Management Division
CEO—J Grano
US Private Clients
(PaineWebber)
M Sutton
Asset Management
(Mitchell Hutchins)
B Storms
Non-US Private Clients
J Palmer
E-Commerce / Intermediaries
M Hoekstra
Administration / Transaction Svcs.
R Dolan
Operations & Systems
R Silver

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Strong financial base

SECTION 2

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Strong financial base

We have the resources to finance our ambitions, and the strongest financial performance of any other major investment bank in H1 2000 over H1 1999[1]

UBS Warburg
net profit before tax



Change in
net profit before tax[1] H1
2000 vs. H1 1999



Note:
1   As measured by net profit before tax in US$, per competitors earnings releases.
    Excludes UBS Warburg profit on sale of GTF businesses in H1 1999

Strong revenue growth

UBS Warburg has shown substantial top line revenue growth in the past year, with strong growth in revenue per head, reflecting our market share growth and productivity gains in the front office

Net Revenues

Net Revenue per head growth
H1 2000 vs. H1 1999





Note:
1   Revenues per Head based on US$ Revenues and actual headcount. UBSW excludes profit on sale of GTF business in H1 1999

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Strong revenue growth (continued)

UBS Warburg's performance improved without taking on more market risk, and as we continued to reduce our corporate loan portfolio

Value-at-Risk[1]



UBS Warburg
Corporate loan portfolio[2]



Notes:
1   10-day holding period, 99% confidence level
2   On balance sheet loans and off balance sheet committed facilities as per internal corporate loan book data not including all loan businesses published on the balance sheet

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Personnel costs

We continue to make substantial investments in the quality and number of our staff, keeping personnel costs in line with revenue growth

Personnel costs



Personnel costs as % of revenues



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High profits in 2000

UBS Warburg has delivered consistently high overall profitability and excellent Return on Equity

Average regulatory equity usage



Annualized pre-tax return on average regulatory equity



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Top institutional securities firms—H1 2000

**UBS Warburg is a top three institutional securities firm,
and top five overall**



Investment Banking Revenues = M&A and Primary Revenues for Equities, High Grade, High Yield and Convertibles

Source: Total Revenues as per disclosed results, adjusted for disclosed accounting differences
          Investment Banking Revenues—Freeman & Co Analysis / Thomson Financial Securities Data, except for UBS Warburg which is actual
          Investment Banking Revenues (includes some products not captured by Freeman Analysis)

Notes:
1   UBS Warburg includes Corporate & Institutional Clients and Private Equity only
2   JP Morgan excludes Asset Management / High Net Worth Individuals and Euroclear
3   Salomon Smith Barney includes US retail business, excludes forex and emerging markets (within other parts of Citigroup)
4   Goldman Sachs excludes Asset Management, Private Client Services and Clearing Services
5   Morgan Stanley Dean Witter Securities revenues = US$11.4 billion. Figure shown is an estimate excluding US retail

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Growing global investment banking capabilities

SECTION 3

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Corporate client franchise

Our Corporate client franchise has grown by 20% in H1 2000 over H1 1999, and now accounts for approximately 18% of total UBS Warburg revenues



Revenues (CHFm)

	Q1 1999	Q2 1999	Q3 1999	Q4 1999	Q1 2000	Q2 2000
Total	759	730	649	1,030	812	977
Other Revenues from Corporates	131	117	167	155	189	151
Investment Banking	628	613	482	875	623	826

■ Investment Banking ■ Other Revenues from Corporates[1]

* Sales of Equity, Fixed Income Treasury Products to Corporate Clients & Lending to Corporates

Growing our capabilities

UBS Warburg is committed to further expand its corporate finance capabilities and in late 1999 identified three key areas of expansion: targeted global sector-based coverage, corporate coverage in Europe and leveraged finance capabilities in US and Europe

◆ Our M&A business has made significant inroads globally and is currently ranked top 5[1]

◆ By year end 2000, with the integration of PaineWebber corporate finance, we will have 1,460 corporate finance professionals, an increase of 33% over year end 1999

◆ Significant senior hires in Germany and France as well as sector teams have expanded our corporate coverage - in particular in the largest global sectors such as FIG and TMT - this will begin to deliver significant results in the next 12-24 months as client relationships are fully developed

◆ Our leveraged finance business has been transformed into a successful distribution-led business, with the greatest improvements in rankings of any firm[2]

Notes:
1 Thomson Financial Securities Data 1 Jan 2000 - 30 Sep 2000
2 Institutional Investor All America Fixed Income Research Team 2000

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Growth of the Corporate Client Franchise

UBS Warburg's M&A rankings continue to improve and place us in the top tier globally with major market share improvements both globally and even more so in Europe

Region	Sep 2000 YTD			Full Year 1999		
	Rank	Value	Share	Rank	Value	Share
		$Bn	%		$Bn	%
COMPLETED TRANSACTIONS						
Global	5	476.4	18.2%	10	145.4	6.6%
Europe	4	377.3	35.3%	7	114.6	11.8%
ANNOUNCED TRANSACTIONS						
Global	6	321.1	11.9%	6	530.8	15.5%
Europe	3	199.5	16.7%	5	308.1	19.9%

Source: Thomson Financial Securities Data. "Share" is % of the value of the deals participated in

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Growth of the corporate client franchise

UBS Warburg's Corporate Clients include global companies in the US and Europe in a wide range of industry sectors



September 2000

Originating and advising Italian ISP / portal Tiscali in its recommended US$5.4bn offer for the Dutch ISP / portal, World Online. The largest new economy M&A deal in Europe to date



June 2000

Advising Nabisco Group Holdings ("NGH") on the US$18.9bn sale of Nabisco to Philip Morris and then advising on the US$9.8bn merger of Nabisco Group Holdings and RJ Reynolds



May 2000

Advised Vodafone and Mannesman in their US$46.5bn disposal of Orange Plc to France Télécom



May 2000

Advising Unilever in its US$20.4bn acquisition of Bestfoods. Also are arranging and providing financing

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Closing a strategic gap—Leveraged Finance

UBS Warburg has made significant progress in establishing targeted capabilities in Leveraged Finance on a global basis - a critical high margin investment banking product

♦ Hiring plan completed - Expertise gap filled through 25 senior hires covering US, Europe and Latin America

♦ Platform has been transformed to a distribution-led business as measured by our syndication success

♦ Ranked 13th in Global Leveraged Loans YTD by volume (compared to 30th in FY 1999), 11th in High Yield Bond Bookrunners (compared to 19th in FY 1999)[1]

♦ US High Yield Research team improved rankings from number 20 to number 8—biggest jump in rankings of any firm[2]

♦ Operating revenues at projected levels despite a less favorable market than expected

Source: 1 Thomson Financial Securities Data
          2 Institutional Investor All America Fixed Income Research Team

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We continue to dominate the Eurobond Market

UBS Warburg remains the leading player in the Eurobond market, although our primary fixed income business is run for profitability not for league table positions

Bookrunner Eurobonds all currencies (2000 year to date)

2000 Rank	1999 Rank	Manager or Group	Amount (US$bn)	Issues	% share
1	2	**UBS Warburg**	60.1	443	9.3
2	3	Morgan Stanley Dean Witter	54.3	337	8.4
3	6	Credit Suisse First Boston	49.7	287	7.7
4	1	Deutsche Bank	49.6	312	7.7
5	8	Salomon Smith Barney	46.8	234	7.2
6	4	Merrill Lynch & Co	43.1	338	6.7
7	11	Barclays Capital	32.4	160	5.0
8	9	JP Morgan	31.8	131	4.9
9	7	ABN AMRO	26.1	132	4.0
10	5	BNP Paribas	22.2	109	3.4
		Total	**646.9**	**3,859**	**100.0**

Source: Capital Data Bondware excludes Pfandbriefe

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UBS Warburg improving US position

Based on strong trading and distribution in the US we are increasingly taking leadership in US$ global bonds

US$ Global bond offerings—2000 year to date

2000 Rank	1999 Rank	Manager or Group	Face value (US$bn)	No. of issues
1	2	Merrill Lynch & Co	45.6	22
2	9	UBS Warburg	40.9	26
3	4	Morgan Stanley Dean Witter	39.0	20
4	6	Goldman Sachs & Co	36.6	19
5	1	Salomon Smith Barney	31.9	22
6	5	JP Morgan Securities	24.4	14
7	8	Credit Suisse First Boston	22.7	12
8	10	Deutsche Bank Securities	19.1	10
9	14	ABN AMRO	14.0	6
10	7	Lehman Brothers	13.0	10

Source: Capital Data Debt Desk

Notes: Excludes ABS, MBS, high yield and self-issuance
Full credit to bookrunner

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Primary Equities and Equity Linked

Our current Equity Capital Markets league table rankings have weakened, although the "international" league tables
understate our leading domestic businesses in the UK, Switzerland and Australia

Region	Q3 2000 YTD			Full year 1999		
	Rank	Value	Share	Rank	Value	Share
		$Bn	%		$Bn	%
All International	9	10.9	3.7%	6	18.2	8.5%
Europe[1]	8	7.6	5.1%	6	11.8	9.6%
Rest of World[1]	12	3.4	2.3%	5	5.8	11.0%
Int'l Equity Linked	4	3.7	11.2%	4	5.6	14.9%

Source: Capital Data Bondware
Note:
1 International Tranches Only

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Primary Equities

**Initiatives already taken and others underway aim to restore
UBS Warburg to a significantly stronger position in primary equities**

♦ We chose to enter the "TMT" market later than our major competitors
- over 50% of fees on primary deals done in this sector in the first 9
months of 2000. Over the last few months we have taken advantage
of the market weakness to hire additional resources and increase our
focus - this is now beginning to deliver results

♦ Weaknesses in corporate coverage in Germany and France have
been addressed with senior banker hires

♦ Product specialists in block trades and convertibles have also been
hired to further strengthen our capabilities

♦ The PaineWebber merger will enhance our position with respect to
retail distribution and institutional distribution into the US market for
foreign and domestic issuers

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Competitor loan book analysis

UBS Warburg's initiative to reduce its overall loan portfolio is largely completed. We will selectively use the balance sheet for higher margin, value-added corporate business to support our clients to differentiate us from ML, GS and MSDW, but we will not use large balance sheet growth to buy "corporate business" as others do

Loan portfolios[1] as of 31 December 1999 and 1998 *(indicative)*



Source: Annual reports, UBS Warburg analysis

Note:

1 Includes outstanding loans, standby Letters of Credit, unused commitments and third party guarantees

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Corporate client franchise—client fee ranking

Our corporate revenues have grown substantially and the business is profitable. Our market share has declined slightly but has not materially impacted our overall revenues

UBS Warburg Gross Fee Rankings and Market Share for M&A
and Financing Products: 1999 & Q3 2000 YTD[1]

Region / Product	Q3 2000 YTD				Full Year 1999			
	Total Fee Pool $bn	UBSW Rank	UBSW Fees $bn	UBSW Share	Total Fee Pool $bn	UBSW Rank	UBSW Fees $bn	UBSW Share
Global	38.6	9	1.2	3.1%	50.5	7	1.8	3.5%
Europe	12.3	6	0.6	4.5%	15.4	4	0.7	4.8%
Americas	20.7	12	0.4	2.0%	28.0	8	0.8	2.7%
M&A	16.8	7	0.6	3.3%	20.2	6	0.8	4.2%
Financing[2]	21.8	9	0.6	2.9%	30.2	9	0.9	3.1%

Source: Thomson Financial Securities Data and Freeman & Co. estimates

Notes:

1 Restated on a pro-forma basis to reflect UBS Warburg/PaineWebber, CSFB/DLJ & Chase / JP Morgan mergers

2 Includes Equity, Equity Linked, High Grade and High Yield New Issues

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Overall corporate client franchise

We will continue to make a significant number of senior hires, now mainly focused in the US, anchored on our financial performance and enhanced US platform

♦ Current mergers in the investment banking industry are creating instability in the market for experienced senior professionals

♦ The PaineWebber merger will bring the American component of UBS Warburg staff to 2/3rds and will make us an employer of choice in the US to attract talent

♦ We will also selectively continue to strengthen our sector and country capabilities in the European and Asian regions

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Achievements for 2000 in private equity

Our private equity business continues to broaden its investment program in new countries and sectors, in both old and new economy companies, while expanding our global presence

♦ CHF0.9bn of new investments made in first half of 2000; bringing portfolio book value to CHF3.8bn, with unrealised gains of nearly CHF1.4 bn

♦ New business established in Japan, Technology team established in Asia to join existing teams in the US and Europe - part of overall objective to develop centres of excellence and sector expertise

♦ Successful closing of US$1bn US fund and US$500m Latin America fund. EUR2bn European fund prepares to launch Q1 2001; US$1 billion Asian Fund prepares to launch Q3 2001

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Maintaining business synergies

There are substantial and significant positive links between private equity, the other business areas of UBS Warburg and others parts of the UBS Group covering origination of investments, funds, financing and execution services



? Private Banking

? Private Banking
? Corporate Finance
? Equity Research

? Leveraged Finance / High Yield

Fund Raising

Origination & Investment

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Exit

Adding Value

? Corporate Finance
? Primary Equity

? Acquisitions
? M&A
? Industry Groups
? Equity Research
? Leveraged Finance / High Yield

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Building value in private equity

As a global and well-established player in private equity, we have built a leading reputation in raising funds, managing investments and realising gains

? Impressive historical track record with an average IRR of 50-60% p.a. and a historical loss rate of only 5% p.a.

? Commitment to partnership and flat structure results in a fast and efficient investment process

? Experienced investment teams managed for long-term performance and continuity

? Significant synergies within UBS Warburg yield strong competitive advantages

Our leveraged finance and private equity capabilities, combined with our initiatives to strengthen research and corporate finance resources form the base for growth in the TMT sector which accounts for a large part of "investment banking" fees

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Relationship enhancing technology

SECTION 4

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Relationship enhancing technology

UBS Warburg's technology strategy aims to differentiate ourselves from the competitors

♦ We will provide not only efficiency in the distribution of information and in processing, but technology which is truly individualised, client enabling and closely linked to the human advisory component

♦ Our business is not technology driven, but rather technology supports the client and advisor, and allows a strengthening of the relationship with institutional, corporate and affluent private clients.

♦ Our technology strategy is a culture, based on maximum transparency within an interactive online community

♦ UBS Warburg's e-commerce capabilities are as good as the best today, and the PaineWebber front-end/EDGE technology enhancements will provide an additional boost

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E-commerce at UBS Warburg

Client Technology at UBS Warburg is an integral part of all of our client business

DebtWeb

TP Trader

OptionsView

DealKey

SwissKey

Avistar

CreditDelta

DealRoom

IBOL

CreditWeb

ERAM

GovernmentWeb

Client Chat

IDEALer

SAFE

FixWeb

ResearchWeb

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IBOL—the UBS Warburg portal for institutional and corporate clients

We are on target to achieve our objective to provide our clients with the choice to transact all business electronically

	9 May 2000	New products	Planned
Institutional clients	? Research web ? Atlas Web ? ERAM (EQ risk analysis and management tool) ? FX2B ? VolCast ? Bond indices ? ECP / MTN ? Secondary Euro, US corporates and primary Euro	? Convertibles market overview ? Index and data analysis ? New market commentary and research pages ? Economic webcast ? Technical analysis online ? Learning centre ? Enhanced analytical tools ? Enhanced quantitative / advisory commentary	? FixWeb ? PhoenixWeb (for investment trusts) ? ERAM v.2 ? FX strategy; money markets ? Online FX spot order tool ? New "Q-Tools" (stand-alone analytical suite of applications) ? New market commentary / research pages for ETD; Latin America
Corporate clients	? Research web ? DebtWeb ? DealKey	? New Market commentary and research pages ? DealKey v.2 - transaction capabilities ? LIBOR derivatives site	? New market commentary / research pages for ETD; Latin America ? Global Technology sector marketing and analysis

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IBOL —Investment Banking OnLine

e-Commerce is a reality at UBS Warburg—our clients are using it

Total users of IBOL / e-commerce



Accumulated volume through DebtWeb



ResearchWeb homepage hits per day



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Increased use of Client Interchange

Interactive technology has proved to be effective in deepening client relationships, and will be leveraged across our Paine Webber client relationships

UBS Warburg Interchange users



Client Interchange clients



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e-services project

UBS Warburg's e-services project - incorporating many of these client relationship enhancing technologies - has delivered to its pre-launch objectives in a timely and very satisfactory manner

♦ UK banking licence received from the FSA, with passport to all European countries

♦ The two state of the art data centers in London are functioning in the production environment

♦ The real time e-services platform (multi-currency, multi-entity, multi-lingual) has been built and successfully tested. It includes ACE secure token technology and high speed personalised delivery of information to users

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Action plan for immediate term

The merger with PaineWebber provides UBS Warburg with a unique opportunity to address the core affluent[1] market in Europe with an enhanced, advisor-centric client offering, which would not have been possible otherwise. In order to better leverage the e-services technology and capabilities and to align our European marketing, we have decided to:

♦ Redeploy existing e-services "assets" which have been successfully developed in Germany and move them into a new, integrated private client business in Europe

♦ Focus on the core affluent and HNW clients and build a truly advisor-centric model, both of which require a realignment of e-services capabilities. An internal business and systems audit has identified significant opportunities to leverage the overall e-services platform

♦ Combine the best of PaineWebber's front-end technology (EDGE look and feel) and advisory processes with the best of e-services back-end

♦ Cancel the e-services pilot launch planned for late Autumn in Germany, and run a full internal test of e-services through until year end

♦ In parallel, we will step up our efforts to integrate the infrastructure, product development and marketing capabilities of UBS Warburg, under PCAM management, to capture maximum leverage, efficiency and client penetration in this very attractive and growing market

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Global distribution power and content

SECTION 5

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Global distribution strengths of UBS / UBS Warburg

UBS Warburg, as part of UBS Group, is uniquely positioned, with direct access to all the key investor segments world-wide. UBS Warburg is a leader covering institutional wealth managers, and through PaineWebber and UBS Switzerland, directly reaches private clients holding investable assets worth $1.1trillion

Market segment	(US$tn)	Brand	Resources
Institutionally Managed Wealth	30.0	abcd	3,100 Client Facing Sales, Sales Traders & Analysts
US Core Affluent Markets	12.5	PaineWebber	8,500 Client Advisors managing 2.7 million clients with investable assets of US$484 billion
European / Asian Core Affluent/HNW	13.0	abcd	200 Client Advisors managing 6,600 clients with investable assets of US$22 billion
Offshore Private Wealth Market	6.0	ab	The world's leading private bank

Source: Gemini Consulting, McKinsey & Co, DataMonitor, UBS Warburg / PaineWebber Analysis

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Institutional client franchise

UBS Warburg has a huge and highly profitable institutional client and markets franchise. This generated H1 2000 revenues of CHF 7.1bn, an increase of 36% over H1 1999, and consistently accounts for approximately 70% of total Revenues



Note:
1   Sales of Equity, Fixed Income Treasury Products to Corporate Clients & Lending to Corporates

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UBS Warburg risk capabilities

Managing market risk is one of our core competencies

◆ We have implemented highly centralised trading across all product classes globally

◆ We are able to capture substantial returns in difficult / volatile markets

◆ We are one of the largest liquidity providers in the market, which allows us to effectively support our clients' activities

Managing market risk is one of our core capabilities and key to our success with institutional clients

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Strength in Secondary Equities (Cash & Derivatives)

Our secondary equity revenues were the highest in the industry in H1 2000, and have shown a CAGR of 81% over the past three years

UBS Warburg secondary equity revenues (CHFm)



84% CAGR 1997–2000 annualised

FY 1997 · FY 1998 · FY 1999 · 2000 (Annualised)

Competitor analysis of secondary equity revenues H1 2000



UBSW · ML · GS · CSFB · MSDW · LB · SSB · JPM · DLJ

Source: Earnings Releases, SEC Filings, Freeman & Co, UBS Warburg Analysis

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Strength in secondary equities (cash products)

Growth in the turnover of global equity markets has increased substantially since 1990, while margins have declined much more slowly

Equity market turnover & margins	Annual growth rate 1990-1999		Annual growth rate 1999-H1 2000[1]	
	Market turnover	Average margins	Market turnover	Average margins
Europe	+22%	-6%	+55%	-4%
North America	+30%	-14%	+70%	-13%
Asia Pacific	+10%	-4%	+60%	-12%
Total	+22%	-8%	+65%	-9%

Source: Market Turnover - FIBV ; Margins - UBS Warburg actual results

Note:
1   H1 2000 is annualized for comparative purposes

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Strength in Secondary Equities (Cash Products)

Margins are projected to decline further, but the further rapid growth in market turnover is expected to outpace this. UBS Warburg is growing market share steadily and is well positioned to stay in the top 3 globally

Total market commissions (US$m)



H1 1999–H1 2000 +40%

UBS Warburg's global market share of commissions and rank



Source: Leading Private Industry Survey

Strength in secondary equities (cash)

UBS Warburg's equity capabilities and client base are well balanced across all regions of the world, and the US product will get a further boost from the PaineWebber research and sales skills post-merger

% of total commissions generated by UBS Warburg institutional equity clients in each region (H1 2000) (split according to client domicile)



Asia/Pacific 8%
Other 3%
Other European 18%
US 40%
Switzerland 11%
UK 20%

Equity commission revenues from institutional clients by product at UBS Warburg (H1 2000)



Other equities 4%
Asia/Pacific equities 22%
European equities 55%
N. American equities 19%

Research capabilities improving across the board

We are one of the leading research firms globally. The addition of PaineWebber, and other recent hires will further improve the overall rankings. Although research rankings do not equate to commissions paid, as our leading global position in equity client revenues demonstrates, we do take research very seriously and will continue to invest in this important content offering

Institutional Investor	UBS Warburg		PaineWebber	
	Rank	No of ranked analysts	Rank	No of ranked analysts
Global Research 1999	4th	8	-	-
All Europe Research 2000	3rd	36	-	-
All America Research 2000			9th	18
All-America Fixed Income Research 2000[1]	10th	9	14th	5

Note:

1 Overall ranking, ranked 8th on both High Grade and High Yield sectors. PaineWebber rankings driven primarily by Mortgage Backed Securities Research

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Impact of PaineWebber—US Equity Research

Combining PaineWebber and UBS Warburg Research will improve the breadth of coverage and bring us to critical mass in the US

♦ Post-merger, UBS Warburg will have 100-105 publishing analysts, which is very similar to the levels at Merrill Lynch and Salomon Smith Barney

♦ The integration planning is progressing very well, with little overlap in terms of sector strengths and coverage lists.

♦ The PaineWebber research team will provide a significant boost to our coverage strength in several key US sectors, including
 — Consumer Goods,
 — Energy,
 — Healthcare and
 — Technology.

♦ The improved US coverage of Media and Pharmaceuticals will complete our global sector coverage.

♦ Through PaineWebber, we will also gain the Number 1 ranked Strategy & Economics Analyst, which fills a major strategic gap and will help to raise our industry and public relations profile

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Global Distribution Strength in Fixed Income

UBS Warburg is ranked 5th in the US for our distribution of corporate bonds to institutional investors. This further, along with our leadership position in Eurobonds, demonstrates our bulge bracket status in fixed income distribution

Corporate product—market depth[1]



Source: Orion Consultants

Note:

1 Market depth measures a firms penetration of its client base - number of accounts,
   quality of sales, volume of business

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Impact of PaineWebber—Fixed Income

The merger with PaineWebber will allow UBS Warburg Fixed Income to establish a truly Global Real Estate Investment Banking group and become a significant player in Mortgage Backed Securities

♦ The integration of the 85 PaineWebber Real Estate professionals with the existing 75 strong UBS Warburg Corporate and Principal Finance Groups will establish a significant platform in the US, able to compete head-to-head with the leading firms - We aim to take the expertise and globalise it, building on our recently established European real estate and principal finance businesses

♦ One of PaineWebber's most successful capital markets business is its US Mortgage and Asset Backed business, covering Trading, Research and Sales with over 150 professionals. This group will be fully integrated into UBS Warburg and will be part of a broader product range distributing into Europe , Asia, and the US

♦ PaineWebber is consistently ranked as a top two player in the Negotiated Municipals market, leveraging the strength of their institutional investor relationships and private client distribution, and meeting the funding needs of municipal bodies across the US. PaineWebber is also an active player in the "competitive bid" municipal markets

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Institutional client franchise—Treasury Products

We retained our 4th place ranking in the latest Euromoney FX Poll, and continue to build partnerships with key intermediary clients and provide the full range of treasury products and services via our Fx2B "pipe" to all clients



Source: Euromoney May 2000

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Our capabilities are world class, including...

Large institutions

Content	Execution
Relationship management	Helpdesk
Multi-disciplinary coverage	e-training
Strategic advice	Capital and liquidity commitment
Portfolio optimisation and advice	Interchange community
Balance Sheet management	Interchange direct
Direct analyst access	Avistar links
Direct economist access	Priority position display
Bespoke research pieces	Primary issuance access
Data management	
Structuring	
Risk management advice and software	
Management access	
Immediate research access	

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From institutional clients ...

… to high net worth and affluent client segments ...

♦ UBS Warburg is a key content provider to the private clients of the Group as a whole, and provides execution services in cash and structured products, across the full product range

♦ We will leverage our skills, experience and success in meeting the needs of institutional investors by further targeting:

— intermediaries - already a substantial business for UBS Warburg, although there is significant scope for expansion, including using integrated technology and white-labelling

— US affluent & HNW clients - provide global content for PaineWebber clients and further leverage their core client base by expanding the product range

— Non-US HNW and Affluent Clients - export PaineWebber experience from the US market to Europe and Asia, leveraging UBS Warburg's global content and execution capabilities

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Transformed to a broad based global financial services firm

Further growth to leadership position across target client segments

Value in combined institutional, corporate and affluent client base

Quality platform from which to grow organically

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UBS Warburg

is a leading global financial services firm, providing a full spectrum of products to affluent and high net worth private clients, intermediaries, institutional and corporate clients globally

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Global locations



- ○ UBS Warburg offices
- ● PaineWebber offices

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Appendix I - Financial Results

SECTION 6

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UBS Warburg Financial Results

UBS Warburg's profits in first half 2000 are 88% above 1999 H1, with improved cost efficiency and return on equity

CHF Millions	Q1 1999	Q2 1999	Q3 1999	Q4 1999	Q1 2000	Q2 2000
Revenues	3443	3736	3179	2883	5269	4926
Credit Loss Expense	(82)	(89)	(69)	(93)	(75)	(40)
Net Revenues	3,361	3,647	3,110	2,790	5,194	4,886
Personnel Costs (incl Bonus)	1,932	2,141	1,713	1,492	2,988	2,761
Non-Personnel Costs	721	868	854	1050	887	912
Total Costs	2,653	3,009	2,567	2,542	3,875	3,673
NPBT	**708**	**638**	**543**	**248**	**1,319**	**1,213**
Personnel Cost/Revenues	56.1%	57.3%	53.9%	51.8%	56.7%	56.0%
Cost / Revenues	77.1%	80.5%	80.7%	88.2%	73.5%	74.6%
Annualized Pre-Tax ROE	25.2%	22.5%	19.8%	9.2%	50.2%	45.4%

Q2 1999 revenues include CHF 200 mn profit on sale of GTF business

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Appendix II - Significant Transactions in 2000

SECTION 7

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Leveraged Finance Key Transactions in 2000

Acquisition Loans



April 2000

£2,000,000,000

Sole Arranger/
Sole Bookrunner



May 2000

£3,400,000,000

Joint Arranger/
Sole Bookrunner



June 2000

£22,000,000,000

Joint Arranger/
Joint Bookrunner

Leveraged Loans



January 2000
US$850,000,000
Secured Revolving Credit and
Term Loan Facility
Sole Lead Arranger / Bookrunner



February 2000
£570,000,000
Senior Debt Facilities
Joint Arranger / Joint Bookrunner
Sponsor: Kohlberg, Kravis, Roberts
& Co



June 2000
e1,200,000,000
Senior Debt Facilities
Joint Arranger
Sponsor: Industri Kapital



February 2000
e620,000,000
Joint Arranger / Joint Bookrunner
Sponsor: Doughty Hanson



May 2000
US$645,000,000

Co-arranger
Sponsor: Investcorp

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Leveraged Finance key deals—31 August 2000 YTD

Bridge Loans



July 2000
£1,500,000,000
Bridge facility
Sole arranger



May 2000
US$260,000,000
Bridge facility
Co-arranger
Sponsor: Investcorp



June 2000
e225,000,000
High Yield Bridge Financing
Joint Arranger
Sponsor: Industri Kapital



April 2000
US$225,000,000
Bridge Facility
Lead Manager
Sponsor: Odyssey Investment
Partners, LLC

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HY Bonds / Mezzanine Finance



March 2000
US$300,000,000
Senior Notes
Sole Bookrunner



March 2000
US$275,000,000
Senior Notes
Sole Bookrunner

June 2000
US$125,000,000
Mezzanine Bridge Loan and
Mezzanine Bonds
Sole Arranger

Leveraged Finance key deals—31 August 2000 YTD

Financial Sponsor M&A and IPO transactions



February 2000
C$2,550,000,000
Acquisition
Exclusive Adviser
Sponsor: Kohlberg, Kravis, Roberts
& Co.



February 2000
£627,000,000
Public to Private Acquisition
Exclusive Adviser
Sponsor: Kohlberg, Kravis,
Roberts & Co.



March 2000
US$467,500,000
Business sale
Exclusive Adviser
Sponsor: JW Childs Associates,
L.P.

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UBS Warburg continues to dominate …

… the Eurobond market



July 2000

Joint bookrunner
e800 million due August 2005

Deutsche Bahn

May 2000

Joint bookrunner
e1.0 million due June 2010

 **Assicurazione Generali SpA**

July 2000

Joint bookrunner
US$1.25 billion due July 2010



July 2000

Joint bookrunner
e1.0 billion due March 2010
e500 million due March 2005

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UBS Warburg's improving US position in Fixed Income

For major US issuers



June 2000

US$4,000 million
Joint bookrunner

September 2000

US$5,000 million
Joint bookrunner



May 2000

US$900 million
Joint bookrunner



June 2000

US$700 million
Joint bookrunner



March 2000

US$1,300 million
Joint bookrunner

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UBS Warburg increasingly takes leadership in …

… the US$ Global bond market (continued)

 

January 2000

US$1,000 million
Joint bookrunner

July 2000

US$1,300 million
Joint bookrunner

 

January 2000

US$3,000 million
Joint bookrunner

January 2000

US$2,500 million
Joint bookrunner

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UBS Warburg's improving US position in Fixed Income

For major international issuers



International Bank of Reconstruction and Development

February 2000

US$2,000 million
Sole bookrunner



June 2000

US$1,000 million
Joint bookrunner



September 2000

Forthcoming UBS Warburg lead
managed issue
Expected US$4–5 billion
Multi–traded US$ and Euro issues

KfW *Kreditanstalt für Wiederaufbau*

February 2000

US$2,000 million
Joint bookrunner

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Headline Equity and Equity Linked Transactions

Europe







May 2000
US$8.5 billion

Joint global co-ordinator

Largest IPO in Europe this year
Largest ever equity offering in Scandinavia

May 2000
US$813 million

Joint global co-ordinator

Among largest technology
secondary offerings in Europe

Americas







September 2000
US$375 million

Joint global co-ordinator

Largest Latin American IPO this year

♦ UBS is best performing lead
manager in the after market
on US IPOs

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Headline Equity and Equity Linked Transactions

Asia (ex Japan and Australasia)

 **Hong Kong
Mass Transit Railway**

Pending
US$1.4 billion

Global co-ordinator

First privatisation in Hong Kong

 KDIC

Pending
US$1 billion

Joint bookrunner

Exchangeable into shares of
Korea Electric Power
Largest equity-linked issue in
Asia this year



Japan



June 2000
US$2.4 billion

Joint bookrunner

Largest IPO in Japan this year

Australasia

FOSTER'S BREWING GROUP LIMITED

August 2000
US$780 million equity
US$400 million convertible

Global co-ordinator

Largest private sector equity
raising ever in Australasia combined with
underwritten convertible offering



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